Exhibit 99.7

Second Quarterly Report

Economic Outlook,

2008/09 Financial Update

&

Six Month Results

April – September 2008

British Columbia Cataloguing in Publication Data

British Columbia. Ministry of Finance.

Quarterly report on the economy, fiscal situation and Crown corporations. — ongoing–

Quarterly.

Title on cover: Quarterly report.

Continues: British Columbia. Ministry of Finance.

Quarterly financial report. ISSN 0833-1375.

ISSN 1192-2176 — Quarterly Report on the economy, fiscal situation and Crown corporations.

1. Finance, Public — British Columbia — Accounting — Periodicals. 2. British Columbia — Economic conditions — 1945– — Periodicals.*

3. Corporations, Government — British Columbia — Accounting — Periodicals. I. Title.

HJ13.B77   354.711’007231’05

TABLE OF CONTENTS

2008/09 Second Quarterly Report	November 24, 2008

Summary		3

Part One — Updated Financial Forecast

Introduction		5

Revenue		7

Expense		8

Contingencies		8
Spending pressures		9

Provincial capital spending		9

Provincial debt		10

Risks to the 2008/09 outlook		11

Tables:
1.1	Budget 2008 and Quarterly Updates	5
1.2	2008/09 Forecast Update	6
1.3	2008/09 Notional Allocations to Contingencies	8
1.4	2008/09 Spending Pressures	9
1.5	2008/09 Capital Spending Update	9
1.6	2008/09 Provincial Debt Update	10
1.7	2008/09 Operating Statement	12
1.8	2008/09 Revenue by Source	13
1.9	2008/09 Expense by Function	14
1.10	2008/09 Expense by Ministry, Program and Agency	15
1.11	2008/09 Material Assumptions – Revenue	16
1.12	2008/09 Material Assumptions – Expense	21
1.13	2008/09 Full-Time Equivalents (FTEs)	23
1.14	2008/09 Capital Spending	23
1.15	Capital Expenditure Projects Greater Than $50 million	24
1.16	2008/09 Provincial Debt	25
1.17	2008/09 Statement of Financial Position	26

Part Two — Economic Review and Outlook

Summary		27

Comparison to private sector forecasts		27

Recent economic developments		28

External environment		30

United States		30
Canada		33
Other economies		35
Financial markets		35
Commodity markets		38

Second Quarterly Report 2008/09

2	Table of Contents

British Columbia economic developments	38

External trade	38

Labour market	39

Demographic developments	39

Domestic demand	40

British Columbia economic outlook	40

Risks to the outlook	41

Tables:
2.1 British Columbia Economic Indicators	28
2.2 Private Sector Canadian Three Month Treasury Bill Interest Rate Forecasts	36
2.3 Private Sector Canadian 10–Year Government Bond Interest Rate Forecasts	36
2.4 Private Sector Exchange Rate Forecasts	37

Topic Box:

Provincial Economic Accounts Update	42

Second Quarterly Report 2008/09

SUMMARY

2008/09 Second Quarterly Report	November 24, 2008

Economic situation impacts fiscal plan

•                  The rapid change in the economic situation has had a significant negative impact on the province’s fiscal outlook, resulting in an $804 million decline in projected revenue since the first Quarterly Report.

2008/09 forecast progression

•                  The revenue projections reflect the impact of slowing economic growth and a decline in commodity prices. They also incorporate the measures announced by the Premier in October to mitigate the impact of the economic decline on British Columbians.

•                  However, at $450 million the projected surplus remains $400 million ahead of budget and includes a $500 million forecast allowance.

Budget 2008 and Quarterly Updates

		First	Second
	February 19	Quarterly	Quarterly
($ millions)	Budget	Report	Report
Revenue	38,490	39,693	38,889
Expense	(37,690)	(37,923)	(37,939)
	800	1,770	950
Forecast allowance	(750)	(750)	(500)
Surplus	50	1,020	450
Capital spending	5,766	6,263	6,107
Total debt	37,741	36,721	36,452
Debt to GDP	14.0%	13.4%	13.4%

•                  Spending pressures may require funding in addition to the $120 million for health authorities announced in September. Some pressures have been allocated to Contingencies, and ministries are working to manage remaining pressures within their budgets.

•                  Government remains committed to allocating available fiscal resources to spending or revenue initiatives, or to financing additional capital projects. Details will be available by the next fiscal plan update in the third Quarterly Report.

•                  Despite prudence in the current projections, there are a number of risks to the fiscal plan, including further decline in economic activity, volatile natural resource prices and potential demand on social services.

Economic growth outlook weakens

•                  The private sector outlook for BC in 2008 and 2009 has been weakening throughout the year. Recent estimates from six private sector forecasters now project BC’s annual real GDP growth at 1.4 per cent in 2008 and 1.3 per cent in 2009.

BC private sector forecasts revised downward

•                  Risks to BC’s economic outlook include a prolonged US recession, continued turmoil in global financial markets, slower global demand for BC products, volatile commodity prices and further moderation of domestic demand in BC.

•                  In preparation for Budget 2009, the Minister of Finance will meet with the independent Economic Forecast Council on December 5, 2008 to obtain its views on the economic outlook.

Second Quarterly Report 2008/09

PART ONE — UPDATED FINANCIAL FORECAST

2008/09 Second Quarterly Report	November 24, 2008

Introduction

The rapid change in the economic situation since the first Quarterly Report has had a significant negative impact on the province’s fiscal outlook, which has declined to a projected surplus of $450 million from the first quarter forecast of $1.0 billion. Despite the decline, the second quarter outlook is still $400 million higher than the budget forecast.

Table 1.1   Budget 2008 and Quarterly Updates

		First	Second
	February 19	Quarterly	Quarterly
($ millions)	Budget	Report	Report
Revenue	38,490	39,693	38,889
Expense	(37,690)	(37,923)	(37,939)
Surplus before forecast allowance	800	1,770	950
Forecast allowance	(750)	(750)	(500)
Surplus	50	1,020	450

Since September, total revenue has declined by $804 million, reflecting the impact of slowing economic growth and a decline in natural resource prices. The projections also incorporate the measures announced by the Premier in October to mitigate the impact of the economic decline on British Columbians. Spending is slightly changed, with a $16 million increase.

Chart 1.1   2008/09 forecast progression

The forecast allowance has been reduced by $250 million to $500 million. Some of the volatility that the forecast allowance guards against has been incorporated into the revenue projections, and the reduced amount reflects the potential risk for the remainder of the fiscal year.

Second Quarterly Report 2008/09

6	Updated Financial Forecast

Total debt is down $269 million since the first quarter projections, mainly reflecting the reduction in forecast allowance and availability of operating cash flows to offset borrowing requirements.

The taxpayer-supported debt to GDP ratio is projected to be 13.4 per cent at the end of the fiscal year. This is its lowest level since 1990/91. Government is committed to keeping debt affordable in the future.

Table 1.2   2008/09 Forecast Update

	Q1	Q2	Total
($ millions)	Updates	Updates	Changes
2008/09 surplus – Budget 2008 Fiscal Plan (February 19, 2008)	50		50
2008/09 surplus – first Quarterly Report (September 12, 2008)		1,020
Revenue increases (decreases):
Taxation revenue:
Personal income tax – advancing tax cuts previously planned in 2009 and weaker 2007 tax assessments	(102)	(310)	(412)
Corporate income tax – mainly stronger 2007 tax assessment data, partly offset by advancing small business tax cuts previously planned in 2010 and 2011 and lower federal government advances	383	128	511
Social service tax – lower personal and business sales growth	(52)	(110)	(162)
Property transfer tax – slower BC housing sales	(120)	(150)	(270)
Other taxes – slowing demand and year-to-date activity	(29)	(61)	(90)
Natural resource revenue:
Forest revenue – lower harvest volumes and average stumpage rates	(262)	(38)	(300)
Natural gas royalties – volatile natural gas prices	567	(144)	423
Bonus bids – mainly changes in average bid price/hectare	396	(50)	346
Other natural resources – mainly volatile electricity, oil, coal and metal prices	276	(81)	195
Other taxpayer-supported	67	(36)	31
Federal contributions:
Health and social transfers – changes in population share, effects of 2006 Census undercount, partly offset by higher 2008 share	(150)	58	(92)
Other transfers – mainly Community Development Trust, Labour Market Agreement and Police Officers Recruitment Fund	184	18	202
Commercial Crown corporation net income:
ICBC – lower claims costs, partially offset by lower investment income	56	(15)	41
Other Crown corporation changes – mainly timing of BC Rail asset dispositions	(11)	(13)	(24)
Total revenue changes	1,203	(804)	399
Less: expense increases (decreases):
Additional health authority funding	120	—	120
BC Timber Sales – mainly reduced harvest volumes	(60)	—	(60)
Forests – higher forest fire-fighting costs	—	24	24
Other spending changes – mainly additional spending funded from federal trust allocations	248	24	272
Debt servicing costs – mainly lower debt levels	(75)	(32)	(107)
Total expense changes	233	16	249
Forecast allowance changes	—	(250)	(250)
Net change	970	(570)	400
2008/09 surplus – first Quarterly Report	1,020
2008/09 surplus – second Quarterly Report		450	450

Second Quarterly Report 2008/09

Updated Financial Forecast	7

Despite prudence in the current projections, there are a number of risks to the 2008/09 forecast, including further changes to the economic outlook, volatile commodity prices and demand pressures in health, education and social services.

The main changes to the fiscal plan are summarized in Table 1.2.

Revenue

The 2008/09 revised revenue forecast incorporates year-to-date results for the first six months, updated personal and corporate income tax assessment information from the federal government for 2007 and prior years, and revised forecasts from ministries, service delivery agencies and commercial Crown corporations.

Revenue is projected to be $804 million lower than the first Quarterly Report forecast and $399 million higher than budget. The main changes from the first Quarterly Report forecast for 2008/09 are:

•                                  Personal income tax revenue is down $310 million reflecting the effects of advancing tax cuts previously planned in 2009, volatility in financial and equity markets on higher income individuals in 2008, and lower 2007 tax assessments.

•                                  Corporate income tax revenue is up $128 million due to an additional $164 million  prior-year  adjustment related to 2007 taxes, partially offset by $36 million lower instalment payments from the federal government and the effects of advancing small business tax cuts previously planned in 2010 and 2011.

•                                  Social service tax revenue is down $110 million, as relatively weak growth of  1.0 per cent reflects slowing year-to-date collections to September and increased commissions paid to vendors for remitting tax.

•                                  Revenue from property transfer tax is expected to decline a further $150 million  reflecting the continuing drop in housing sales and average price.

•                                  Forests revenue is down $38 million as the effects of weaker lumber markets and  the beetle infestation is expected to reduce Crown harvest volumes and average stumpage rates, partially offset by the impact of a lower Canadian dollar.

•                                  Natural gas royalties are forecast to be down $144 million reflecting a 7 per cent  decline in the average natural gas price.

•                                  Revenue from other natural resources is expected to be down $131 million mainly  due to the effects of lower commodity prices on bonus bids (sales and leases of Crown land drilling rights), Columbia River Treaty electricity sales, petroleum royalties and other sources.

•                                  Federal contributions from health and social transfers are up $58 million reflecting  the impacts of a higher 2008 population share and reduced tax point offsets resulting from a lower BC personal income tax base.

•                                  In total, commercial Crown corporation income projections decreased by  $28 million since the first Quarterly Report, primarily due to:

– A $15 million reduction in ICBC’s expected results during government’s 2008/09 fiscal year. ICBC’s revised outlook reflects lower than anticipated investment income, partially offset by lower claims costs.

– A $25 million reduction in BC Rail’s expected results during government’s 2008/09 fiscal year, primarily due to a delay in real estate property disposals.

Second Quarterly Report 2008/09

8	Updated Financial Forecast

–         A $13 million increase in the Liquor Distribution Branch’s net income, reflecting an increased sales projection.

Tables 1.8 and 1.11 provide more details on the revenue forecast and assumptions.

Expense

The total expense forecast of $37.9 billion is $249 million above budget, but only $16 million higher than the first quarter projections. Increases since the first  Quarterly Report include higher forest fire-fighting related costs and additional spending funded by external sources, partially offset by reduced debt servicing costs.

Tables 1.9, 1.10 and 1.12 provide more details on the expense forecast and assumptions.

Contingencies

In addition to funded pressures and identified cost increases, government has notionally allocated commitments and pressures to the Contingencies vote as follows:

•                  $50 million for the Lower Mainland Innovation and Integration Fund to improve  coordination of health services and implement process improvements that will focus on using existing personnel and resources more effectively to improve outcomes;

•                  $20 million to offset costs relating to hosting the 2010 Winter Olympic and Paralympic Games, including Games security costs;

•                  $20 million to fund the commitment to maintain rural resource and community access roads;

•                  $20 million for a grant to BC Ferry Services to fund the adjustment in ferry fares announced by the Premier in October;

•                  $10 million for additional climate initiatives developed by the Climate Action Secretariat and Climate Action Team;

•                  $6 million to address the impacts of the wage adjustment for sheriffs and  correctional officers; and

•                  $2 million for a contribution to the Red Cross in support of its relief efforts in China,  as a result of the May 12, 2008 earthquake that caused catastrophic damages in the Sichuan area.

Table 1.3 2008/09 Notional Allocations to Contingencies

($ millions)
Lower Mainland Innovation and Integration Fund	50
2010 Olympics – preliminary allocation of contingency amount	20
Resource roads access and maintenance	20
BC Ferry Services fare reductions	20
Climate Action	10
Correctional officers and sheriffs’ wage adjustment	6
Contribution for earthquake relief in China	2
Subtotal notional allocations	128
Unallocated contingencies	247
Total contingencies	375

Second Quarterly Report 2008/09

Updated Financial Forecast	9

Spending pressures

Health authorities have identified a number of cost pressures in 2008/09 in addition to those already addressed by the $120 million increase in health authority funding announced in September. Post-secondary institutions have mitigated the amount of pressures identified in the first Quarterly Report, reducing their total pressures to $11 million from the previous $13 million.

Table 1.4   2008/09 Spending Pressures

($ millions)
Health authorities	26
Post-secondary institutions	11
Total	37

Government continues to face a variety of contingent and unexpected pressures, as described in Budget 2008. Ministries and agencies are working to manage these and  other pressures within existing budgets, with additional funding provided from the Contingencies vote as necessary.

Provincial capital spending

Capital spending is needed to build, acquire or replace assets such as roads, schools, post-secondary facilities, hospitals and related major equipment. Under generally accepted accounting principles, capital expenditures are initially accumulated on the balance sheet and then allocated to operating costs over the useful lives of the related assets through annual amortization expense.

Table 1.5 2008/09 Capital Spending Update

	Q1	Q2	Total
($ millions)	Updates	Updates	Changes
Capital spending – Budget 2008 Fiscal Plan (February 19, 2008)	5,766		5,766
Capital spending – first Quarterly Report (September 12, 2008)		6,263
Taxpayer-supported changes:
K–12 schools – accelerated spending in 2008/09	—	19	19
Post-secondary education – carry-over of underspending from 2007/08 and timing of self-financed projects	117	(74)	43
Health – carry-over of underspending from 2007/08 & finalized design and contracts for Victoria Royal Jubilee Hospital, Kelowna General Hospital, Vernon Jubilee Hospital and the Surrey Outpatient Facility, and timing of self-financed projects	126	(32)	94
BCTFA – mainly carry-over of underspending from 2007/08 and accelerated spending in 2008/09	212	(7)	205
Vancouver Convention Centre expansion project – mainly timing of capital spending	(16)	(13)	(29)
British Columbia Transit – carry-over of underspending from 2007/08 and timing of capital spending	11	—	11
Other	(1)	1	—
Total taxpayer-supported	449	(106)	343
Self-supported changes:
BC Rail – mainly Port Subdivision land acquisition	32	(32)	—
Other	16	(18)	(2)
Total self-supported	48	(50)	(2)
Total changes	497	(156)	341
Capital spending – first Quarterly Report	6,263
Capital spending – second Quarterly Report		6,107	6,107

Second Quarterly Report 2008/09

10	Updated Financial Forecast

Total capital spending is forecast to be $6.1 billion in 2008/09, $156 million lower than the first Quarterly Report, but $341 million higher than budget (see Tables 1.5 and 1.14):

•                  Taxpayer-supported capital spending is down $106 million, mainly reflecting timing of spending for self-financed projects in post-secondary institutions and health authorities, and timing of spending for the Vancouver Convention Centre, partially offset by accelerated spending for K–12 schools.

•                  Self-supported commercial Crown corporation capital spending is down $50 million, mainly reflecting delays acquiring land for the Port Subdivision project by BC Rail.

Significant capital projects (those with multi-year budgets totaling $50 million or more) are shown in Table 1.15.

Provincial debt

The government and its Crown corporations borrow to finance construction of capital projects or other investments, to refinance maturing debt and to finance working capital needs.

Total provincial debt is projected at $36.5 billion at March 31, 2009, $269 million lower than the first Quarterly Report (see Tables 1.6 and 1.16):

Table 1.6 2008/09 Provincial Debt Update

	Q1	Q2	Total
($ millions)	Updates	Updates	Changes
Provincial debt – Budget 2008 Fiscal Plan (February 19, 2008)	37,741		37,741
Provincial debt – first Quarterly Report (September 12, 2008)		36,721
Taxpayer-supported changes:
Government operating – mainly cash (bonus bids) and revenue improvements	(1,071)	—	(1,071)
Education facilities – mainly lower opening debt at March 31, 2008 and updated capital spending	(54)	20	(34)
Health facilities – mainly lower opening debt at March 31, 2008 and updated capital spending	(86)	35	(51)
Transportation – mainly lower opening debt at March 31, 2008 and updated capital spending	22	32	54
Other changes	46	(1)	45
Total taxpayer-supported	(1,143)	86	(1,057)
Self-supported changes:
BC Hydro – mainly impact of cash flows from operations	101	(98)	3
BC Transmission – impact of improved cash flows	—	(6)	(6)
Columbia River power projects – impact of improved cash flows	(34)	—	(34)
Post-secondary institutions’ subsidiaries – higher debt balance at March 31, 2008	56	(1)	55
Total self-supported	123	(105)	18
Forecast allowance – reduction to match income statement	—	(250)	(250)
Total changes	(1,020)	(269)	(1,289)
Provincial debt – first Quarterly Report	36,721
Provincial debt – second Quarterly Report		36,452	36,452

Second Quarterly Report 2008/09

Updated Financial Forecast	11

•      Taxpayer-supported debt of $26.7 billion is relatively unchanged from the first Quarterly Report.

•      Self-supported debt of $9.3 billion, mainly incurred to finance power generation and distribution projects throughout the province, is down $105 million from the first Quarterly Report mainly reflecting improved cash flows for BC Hydro.

•      Total provincial debt includes a $500 million borrowing allowance to mirror the operating statement forecast allowance. This allowance is down $250 million from the first Quarterly Report as the risks to the forecast will have a reduced impact midway through the fiscal year.

The key taxpayer-supported debt-to-GDP ratio is projected to be 13.4 per cent by the end of 2008/09, unchanged from the first Quarterly Report. The current projection is a one-third reduction from a peak of 21.3 per cent, and is at its lowest level since 1990/91.

Risks to the 2008/09 outlook

The major risks to the 2008/09 forecast stem from changes to the main tax bases (personal and corporate income, sales and property transfer) that are dependent on economic growth in BC and its trading partners, commodity prices (especially natural gas, lumber and electricity) and exchange rate fluctuations.

A weakening private sector outlook for BC in 2008 and 2009, a prolonged US recession (particularly in the US housing market), and slower global demand for BC products also pose risks to current fiscal projections.

The spending forecast contained in the fiscal plan is based on ministry and service delivery agency spending plans and strategies. Changes to planning assumptions, such as utilization or demand rates for government services in the health care, education, or community social services sectors, represent a spending risk.

These risks, as well as further government spending initiatives and the potential impact of accounting policy changes, are covered by the $500 million forecast allowance.

Second Quarterly Report 2008/09

12	Updated Financial Forecast

Table 1.7  2008/09 Operating Statement

	Year-to-Date to September 30				Full Year
	2008/09			Actual	2008/09			Actual
($ millions)	Budget	Actual	Variance	2007/08	Budget	Forecast	Variance	2007/08
Revenue	18,954	19,682	728	19,125	38,490	38,889	399	39,831
Expense	(17,940)	(17,614)	326	(16,781)	(37,690)	(37,939)	(249)	(36,985)
Surplus before forecast allowance	1,014	2,068	1,054	2,344	800	950	150	2,846
Forecast allowance	—	—	—	—	(750)	(500)	250	—
Surplus	1,014	2,068	1,054	2,344	50	450	400	2,846
Accumulated surplus beginning of the year	5,793	6,922	1,129	4,076	5,793	6,922	1,129	4,076
Accumulated surplus before comprehensive income	6,807	8,990	2,183	6,420	5,843	7,372	1,529	6,922
Accumulated other comprehensive income from self-supported Crown agencies	447	(27)	(474)	341	447	(80)	(527)	365
Accumulated surplus end of period	7,254	8,963	1,709	6,761	6,290	7,292	1,002	7,287

Second Quarterly Report 2008/09

Updated Financial Forecast	13

Table 1.8  2008/09 Revenue by Source

	Year-to-Date to September 30				Full Year
	2008/09			Actual	2008/09			Actual
($ millions)	Budget	Actual	Variance	2007/08	Budget	Forecast	Variance	2007/08
Taxation
Personal income	3,331	3,304	(27)	3,224	6,700	6,288	(412)	6,956
Corporate income	756	748	(8)	661	1,343	1,854	511	2,250
Social service	2,642	2,567	(75)	2,584	5,284	5,122	(162)	5,072
Fuel	484	464	(20)	477	957	922	(35)	935
Carbon	106	95	(11)	—	338	328	(10)	—
Tobacco	374	349	(25)	377	705	670	(35)	692
Property	925	923	(2)	890	1,861	1,851	(10)	1,795
Property transfer	585	500	(85)	620	1,020	750	(270)	1,068
Other (1)	325	370	45	324	601	601	—	638
	9,528	9,320	(208)	9,157	18,809	18,386	(423)	19,406
Natural resources
Natural gas royalties	520	905	385	525	1,165	1,588	423	1,132
Forests	436	314	(122)	512	952	652	(300)	1,087
Other natural resource (2)	871	1,163	292	740	1,606	2,147	541	1,559
	1,827	2,382	555	1,777	3,723	4,387	664	3,778
Other revenue
Medical Services Plan premiums	772	808	36	777	1,571	1,595	24	1,557
Other fees (3)	1,224	1,155	(69)	1,095	2,505	2,500	(5)	2,429
Investment earnings	142	451	309	464	884	914	30	1,139
Miscellaneous (4)	1,225	1,228	3	1,268	2,509	2,491	(18)	2,617
	3,363	3,642	279	3,604	7,469	7,500	31	7,742
Contributions from the federal government
Health and social transfers	2,397	2,327	(70)	2,484	4,794	4,702	(92)	4,614
Other federal contributions (5)	466	406	(60)	544	1,015	1,217	202	1,317
	2,863	2,733	(130)	3,028	5,809	5,919	110	5,931
Commercial Crown corporation net income
BC Hydro	179	210	31	163	358	359	1	370
Liquor Distribution Branch	446	469	23	446	854	867	13	858
BC Lotteries (net of payments to the federal government)	538	555	17	522	1,101	1,102	1	1,080
ICBC (6)	162	335	173	402	272	313	41	633
Other	48	36	(12)	26	95	56	(39)	33
	1,373	1,605	232	1,559	2,680	2,697	17	2,974
Total revenue	18,954	19,682	728	19,125	38,490	38,889	399	39,831

(1)   Corporation capital, insurance premium and hotel room taxes.

(2)   Columbia River Treaty, other energy and minerals, water rental and other resources.

(3)   Post-secondary, healthcare-related, motor vehicle, and other fees.

(4)   Includes asset dispositions, reimbursements for health care and other services provided to external agencies, and other recoveries.

(5)   Includes contributions for health, education, community development, housing and social service programs, and transportation projects.

(6)   The 2008/09 forecast represents ICBC’s projected earnings during government’s fiscal year. On ICBC’s fiscal year basis (December), the outlook for 2008 is $383 million.

Second Quarterly Report 2008/09

14	Updated Financial Forecast

Table 1.9  2008/09 Expense By Function (1)

	Year-to-Date to September 30				Full Year
	2008/09			Actual	2008/09			Actual
($ millions)	Budget	Actual	Variance	2007/08	Budget	Forecast	Variance	2007/08
Health:

Medical Services Plan	1,564	1,557	(7)	1,566	3,375	3,375	—	3,247
Pharmacare	480	498	18	473	1,018	1,018	—	955
Regional services	4,698	4,710	12	4,433	9,580	9,729	149	9,038
Other healthcare expenses (2)	430	432	2	393	861	861	—	996
	7,172	7,197	25	6,865	14,834	14,983	149	14,236
Education:

Elementary and secondary	2,446	2,430	(16)	2,346	5,724	5,724	—	5,521
Post-secondary	2,161	2,187	26	1,987	4,328	4,398	70	4,303
Other education expenses (3)	46	30	(16)	99	173	173	—	165
	4,653	4,647	(6)	4,432	10,225	10,295	70	9,989
Social services:

Social assistance (2),(3)	954	972	18	917	1,349	1,349	—	1,297
Childcare services (2)	592	548	(44)	514	1,142	1,145	3	992
Community living and other services	26	28	2	25	802	851	49	757
	1,572	1,548	(24)	1,456	3,293	3,345	52	3,046
Protection of persons and property	822	753	(69)	718	1,509	1,493	(16)	1,579
Transportation	694	650	(44)	618	1,351	1,383	32	1,379
Natural resources and economic development	877	780	(97)	795	1,766	1,816	50	2,014
Other	706	666	(40)	515	1,429	1,427	(2)	1,398
Contingencies	—	—	—	4	375	375	—	—
General government	315	318	3	272	672	693	21	669
Debt servicing costs	1,129	1,055	(74)	1,106	2,236	2,129	(107)	2,231
Subtotal	17,940	17,614	(326)	16,781	37,690	37,939	249	36,541
Climate Action Dividend	—	—	—	—	—	—	—	440
Negotiating Framework incentive payments	—	—	—	—	—	—	—	4
Total expense	17,940	17,614	(326)	16,781	37,690	37,939	249	36,985

(1)   Amounts have been restated to reflect government’s accounting policies in effect at March 31, 2008.

(2)   Payments for healthcare services by the Ministry of Housing and Social Development and the Ministry of Children and Family Development made on behalf of their clients are reported in the Health function.

(3)   Payments for training costs by the Ministry of Housing and Social Development made on behalf of its clients are reported in the Education function.

Second Quarterly Report 2008/09

Updated Financial Forecast	15

Table 1.10  2008/09 Expense by Ministry, Program and Agency

	Year-to-Date to September 30				Full Year
	2008/09			Actual	2008/09			Actual
($ millions)	Budget	Actual	Variance	2007/08	Budget	Forecast	Variance	2007/08
Office of the Premier	7	7	—	10	14	14	—	13
Aboriginal Relations and Reconciliation	26	27	1	21	62	62	—	87
Advanced Education and Labour Market
Development	1,124	1,076	(48)	1,074	2,206	2,206	—	2,087
Agriculture and Lands	89	90	1	75	289	289	—	234
Attorney General	273	264	(9)	244	546	546	—	500
Children and Family Development	652	647	(5)	594	1,326	1,326	—	1,237
Community Development	171	156	(15)	82	237	237	—	240
Education	2,706	2,673	(33)	2,614	5,313	5,313	—	5,141
Energy, Mines and Petroleum Resources	37	33	(4)	34	73	73	—	67
Environment	131	114	(17)	95	271	271	—	228
Finance	64	49	(15)	56	162	162	—	143
Forests and Range	415	401	(14)	479	806	770	(36)	981
Health Services	6,621	6,641	20	6,327	13,530	13,530	—	12,783
Healthy Living and Sport	37	35	(2)	26	72	72	—	79
Housing and Social Development	1,320	1,308	(12)	1,209	2,665	2,665	—	2,507
Labour and Citizens’ Services	54	44	(10)	29	102	102	—	87
Public Safety and Solicitor General	304	336	32	323	625	625	—	695
Small Business and Revenue	39	48	9	47	71	71	—	90
Technology, Trade and Economic Development	35	19	(16)	20	64	64	—	68
Tourism, Culture and the Arts	289	299	10	36	353	353	—	74
Transportation and Infrastructure	414	402	(12)	377	841	841	—	761
Total ministries and Office of the Premier	14,808	14,669	(139)	13,772	29,628	29,592	(36)	28,102
Management of public funds and debt	624	601	(23)	656	1,262	1,172	(90)	1,142
Contingencies	—	2	2	4	375	375	—	91
Legislative and other appropriations	59	62	3	34	142	142	—	112
Subtotal	15,491	15,334	(157)	14,466	31,407	31,281	(126)	29,447
Additional health authority funding	—	—	—	—	—	120	120	—
Priority spending initiatives	—	—	—	—	—	—	—	885
Consolidated revenue fund total expense	15,491	15,334	(157)	14,466	31,407	31,401	(6)	30,332
Expenses recovered from external entities	936	889	(47)	860	1,885	2,151	266	2,282
Externally-funded service delivery agency expense:
School districts	(250)	(239)	11	(267)	410	410	—	380
Universities	852	867	15	709	1,691	1,869	178	1,408
Colleges, university colleges and institutes	259	174	(85)	228	563	383	(180)	496
Health authorities and hospital societies	233	244	11	289	619	629	10	767
Other service delivery agencies	419	345	(74)	496	1,115	1,096	(19)	1,320
	1,513	1,391	(122)	1,455	4,398	4,387	(11)	4,371
Total expense	17,940	17,614	(326)	16,781	37,690	37,939	249	36,985

Second Quarterly Report 2008/09

16	Updated Financial Forecast

Table 1.11  2008/09 Material Assumptions – Revenue

Revenue Source and Assumptions		1st Quarter	2nd Quarter
($ millions unless otherwise specified)	Budget	Forecast	Forecast	Sensitivities
Personal income tax	$6,700	$6,598	$6,288
Current calendar year assumptions
Personal income growth	4.4%	5.5%	5.5%	+/- 1% change in 2008 BC
Labour income growth	4.7%	6.5%	6.5%	personal income growth
Tax base growth	5.4%	5.8%	4.8%	equals +/- $50 to $100 million
Average tax yield	5.45%	5.36%	5.26%
Current-year tax	$6,662	$6,620	$6,397	+/- 1% change in 2007 BC
BC Tax Reduction	$-116	$-130	$-130	personal or taxable income
Low income climate action tax credit	$-90	$-68	$-68	growth equals +/- $50 to $100
Refundable sales tax credit	$-56	$-56	$-56	million one-time effect
Other tax credits and refunds	$-99	$-105	$-110	(prior-year adjustment)
Policy neutral elasticity *	1.4	1.2	1.0	and could result in an
Fiscal year assumptions				additional +/- $50 to $100
Prior-year adjustment	$0	$-57	$-143	million base change in 2008/09
Family Bonus offset	$-14	$-14	$-14

	2007 Assumptions
Previous calendar year assumptions
Personal income growth	5.3%	6.6%	6.6%
Labour income growth	6.0%	6.2%	6.2%
Tax base growth	8.0%	8.8%	8.1%
Average 2007 tax yield	5.70%	5.60%	5.63%
2007 tax	$6,609	$6,542	$6,530
2006 and previous years tax	$300	$450	$410
BC Tax Reduction	$-114	$-128	$-128
Refundable sales tax credit	$-56	$-56	$-56
Other tax credits and refunds	$-98	$-104	$-111
Policy neutral elasticity *	1.8	1.3	1.3

* Ratio of annual per cent change in current-year revenue (adjusted for policy changes) to annual per cent change in personal income

Corporate income tax	$1,343	$1,726	$1,854
Components of revenue
Advance instalments (fiscal year)	$1,382	$1,418	$1,382
International Financial Activity Act refunds	$-27	-$20	$-20
Prior-year adjustment	-$12	$328	$492
Current year assumptions
National tax base ($ billions)	$205.3	$207.2	$200.5	+/- 1% change in the 2008
BC instalment share of national tax base	10.1%	10.1%	10.1%	national tax base equals
Effective tax rates (general/small business)	11.5 / 4.0	11.5 / 4.0	11.5 / 3.9	+/- $15 to $20 million in
BC tax base growth	0.5%	-1.5%	-1.5%	2008/09
BC corporate profits growth	0.4%	-1.6%	-1.6%	+/- 1% change in the 2007
BC Tax credits				BC tax base equals +/- $15
Film, Television and Production Services	$-204	$-204	$-204	to $20 million in 2008/09
Scientific Research and Experimental Development	$-135	$-135	$-115
Other	$-44	$-44	$-29

	2007 Assumptions
Previous calendar year assumptions
National tax base growth	5.7%	5.8%	5.5%
BC instalment share of national tax base	9.6%	11.2%	11.5%
National corporate profits growth	5.0%	5.8%	6.9%
BC tax base growth	-12.6%	1.7%	4.0%
BC corporate profits growth	2.1%	-2.0%	-2.0%
Gross 2007 tax	$1,789	$2,079	$2,177
2006 and previous years tax	$0	$50	$100
BC Tax credits
Film, Television and Production Services	$-146	$-146	$-146
Scientific Research and Experimental Development	$-125	$-125	$-105
Other	$-44	$-44	$-48

Revenue is recorded on a cash basis. Due to lags in the federal collection and instalment systems, changes to the BC corporate profits and tax base forecasts affect revenue in the succeeding year. The 2008/09 payments are based on the average of BC’s share of the 2004 and 2005 national tax bases as the 2006 share is unusually high reflecting partial refunds of duty deposits paid by forest sector firms over the May 2002 to October 2006 period. Cash adjustments for any under/over payments from the federal government in respect of 2008 will be received/paid on March 31, 2009.

Second Quarterly Report 2008/09

Updated Financial Forecast	17

Table 1.11  2008/09 Material Assumptions – Revenue (continued)

Revenue Source and Assumptions		1st Quarter	2nd Quarter
($ millions unless otherwise specified)	Budget	Forecast	Forecast	Sensitivities
Social service tax	$5,284	$5,232	$5,122
Calendar Year
Nominal consumer expenditure	5.0%	4.8%	4.8%	+/- 1% change in 2008 growth
				equals up to +/- $25 million
Nominal business investment	5.4%	4.6%	4.6%	+/- 1% change in 2008 growth
				equals up to +/- $10 million
Other nominal taxable expenditure	-0.7%	2.7%	2.7%	+/- 1% change in 2008 growth
				equals up to +/- $10 million
Social service tax base growth (fiscal year)	4.4%	3.7%	1.2%

Components of revenue
Consolidated Revenue Fund	$5,212	$5,161	$5,051
BC Transportation Financing Authority	$14	$14	$14
Recovery to vote (MSBR)	$58	$57	$57
Fuel tax	$957	$937	$922
Calendar Year
Real GDP	2.4%	1.7%	1.7%	+/- 1% change in gasoline
Gasoline volume		0.0%	-2.2%	or diesel volume growth
Diesel volume		2.0%	-1.0%	equals up to +/- $10 million
Gasoline and diesel volume	2.0%

Components of revenue
Consolidated Revenue Fund	$506	$496	$486
BC Transit	$12	$12	$12
BC Transportation Financing Authority	$439	$429	$424
Carbon tax	$338	$338	$328
Tax rates (July 1)
Carbon dioxide equivalent emissions ($/tonne)	$10	$10	$10
Gasoline (cents/litre)	2.41¢	2.34¢	2.34¢
Diesel & heating fuel oil (cents/litre)	2.76¢	2.69¢	2.69¢
Natural gas (cents/gigajoule)	49.88¢	49.66¢	49.66¢
Property tax	$1,861	$1,864	$1,851
Calendar Year
BC Consumer Price Index	1.8%	2.2%	2.2%	+/- 1% change in new
Housing starts	34,597	37,092	37,092	construction and inflation
Home owner grants (fiscal year)	$-683	$-674	$-674	equals up to +/- $5 million
				in residential property
Components of revenue				taxation revenue
Residential (net of home owner grants)	$635	$665	$665
Non-residential	$1,012	$984	$971	+/- 1% change in non-
Rural area	$91	$79	$79	residential assessed values
Police	$19	$20	$20	equals up to +/- $5 million
BC Assessment Authority	$69	$69	$69
BC Transit	$37	$49	$49
Commissions	$(2)	$(2)	$(2)

Second Quarterly Report 2008/09

18	Updated Financial Forecast

Table 1.11  2008/09 Material Assumptions – Revenue (continued)

Revenue Source and Assumptions		1st Quarter	2nd Quarter
($ millions unless otherwise specified)	Budget	Forecast	Forecast	Sensitivities
Other taxes	$2,326	$2,194	$2,021
Calendar Year
Population	1.4%	1.4%	1.4%
BC Consumer Price Index	1.8%	2.2%	2.2%
Housing starts	-11.7%	-5.4%	-5.4%
Nominal GDP	4.2%	4.7%	4.7%
Real GDP	2.4%	1.7%	1.7%

Components of revenue
Property transfer	$1,020	$900	$750
Tobacco	$705	$685	$670
Corporation capital	$69	$69	$69
Insurance premium	$372	$383	$383
Hotel room
Consolidated Revenue Fund	$97	$94	$90
Tourism British Columbia	$63	$63	$59
Petroleum, natural gas, minerals and Columbia River Treaty export electricity sales	$2,376	$3,580	$3,320
Natural gas price				+/- $1.00 change in the
Plant inlet, $Cdn/gigajoule	$5.65	$7.58	$7.05	natural gas price equals
Sumas, $US/ MMBtu	$7.12	$9.16	$8.15	+/- $275 to $325 million
Natural gas volumes (petajoules)	1,069	1,069	1,069	+/- 1% change in natural gas
Annual per cent change	0.1%	0.7%	0.7%	volumes equals +/- $10 to $20
				million
Oil price ($US/bbl at Cushing, Ok)	$84.02	$121.47	$109.10	+/- 1 cent change in exchange
Auctioned land base (000 hectares)	642	789	780	rate equals +/- $15 to $25
Average bid price/hectare ($)	$710	$4,299	$3,831	milion on natural gas royalties
Metallurgical coal price
($US/tonne,fob west coast)	$105	$237	$237
Copper price ($US/lb)	$3.19	$3.56	$2.89

Columbia River Treaty sales
Annual quantity set by treaty	4.0	4.0	4.0	+/- 10% change in the average
(million mega-watt hours)				Mid-Columbia electricity price
Mid-Columbia electricity price	$65	$81	$66	equals +/- $25 to $30 million
($US/mega-watt hour)

Components of revenue
Natural gas royalties	$1,165	$1,732	$1,588
Bonus bids, fees and rentals	$582	$978	$928
Petroleum royalties	$113	$154	$138
Columbia River Treaty electricity sales	$245	$305	$260
Coal	$112	$281	$288
Minerals, metals and other	$130	$101	$91
Oil and Gas Commission fees and levies	$29	$29	$27

Royalty programs and infrastructure credits
Summer drilling	$-48	$-44	$-44
Deep drilling	$-63	$-65	$-65
Marginal, low productivity and ultramarginal	$-138	$-180	$-180
Road and pipeline infrastructure	$-78	$-91	$-91
Total credits	$-327	$-380	$-380
Implicit natural gas royalty rate	19.3%	20.9%	20.4%

Royalty program (marginal, low productivity and ultra marginal drilling) adjustments reflect reduced royalty rates

Second Quarterly Report 2008/09

Updated Financial Forecast	19

Table 1.11   2008/09 Material Assumptions – Revenue (continued)

Revenue Source and Assumptions		1st Quarter	2nd Quarter
($ millions unless otherwise specified)	Budget	Forecast	Forecast	Sensitivities
Forests	$952	$690	$652
Prices (calendar year average)				+/- US$50 change in SPF
SPF 2x4 ($US/1000 bd ft)	$213	$237	$223	price equals +/- $75 to
Random Lengths Composite ($US/thousand board feet)	$248	$261	$255	$125 million +/- US$100 change in hemlock
Hemlock price ($US/1000 bd ft)	$600	$713	$723	price equals +/- $15 to $30
Pulp ($US/tonne)	$844	$882	$872	million
Coastal log ($Cdn/cubic metre)				+/- US$50 change in pulp price
(Vancouver Log Market, fiscal year)	$96	$98	$89	equals +/-$5 to $10 million
Fiscal Year Trade Assumptions				+/- Cdn$10 change in average
Export tax rate (effective rate)	15.0%	15.0%	15.0%	log price equals +/-$55 to
SPF 2x4 ($US/1000 bd ft)	$225	$243	$223	$85 million
Random Lengths Composite price ($US/thousand board feet)	$260	$264	$253	+/- 1 cent change in exchange rate equals
Lumber shipments and consumption (billion board feet)				+/- $10 to $15 million on stumpage revenue
U.S. lumber consumption	40.6	40.6	39.6
BC surge trigger volumes	8.6	8.6	8.4
BC lumber exports to U.S.	8.0	7.8	7.2

Crown harvest volumes (million cubic metres)				+/- 10% change in Interior
Interior	49.0	43.5	41.0	harvest volumes equals
Coast	10.0	8.5	9.0	+/- $50 to $75 million
Total	59.0	52.0	50.0	+/- 10% change in Coastal
BC Timber Sales (included in above)	11.5	9.8	9.8	harvest volumes equals
				+/- $10 to $15 million
Components of revenue				The above sensitivities relate
Tenures	$434	$322	$283	to stumpage revenue only.
BC Timber Sales	$240	$131	$128	Depending on market
Softwood Lumber Agreement 2006 border tax	$253	$224	$229	conditions, changes in stumpage revenues may be
Logging tax	$5	-$8	-$8	offset by changes in border
Other	$20	$21	$20	tax revenues.
Other resources	$395	$430	$415
Components of revenue
Water rental and licences	$327	$360	$347
BC Hydro remission (Water Use Plans)	$50	$50	$50
Angling & hunting permits and licences	$18	$20	$18

Forecast includes BC Hydro rate increases effective January 2008 only.

Second Quarterly Report 2008/09

20	Updated Financial Forecast

Table 1.11 2008/09 Material Assumptions – Revenue (continued)

Revenue Source and Assumptions		1st Quarter	2nd Quarter
($ millions unless otherwise specified)	Budget	Forecast	Forecast	Sensitivities
Health and social transfers	$4,794	$4,644	$4,702
National Cash Transfers
Canada Health Transfer (CHT) excluding Trusts, September 2004 First Ministers’ Meeting (FMM) and prior-year adjustments	$14,100	$14,100	$14,100
FMM	$8,529	$8,529	$8,529	+/- 0.1% change in BC’s
Canada Social Transfer (CST)	$10,537	$10,537	$10,537	population share equals
BC share of national population (June 1)	13.35%	13.11%	13.15%	+/- $45 to $50 million
BC health and social transfers revenue
CHT	$2,104	$2,006	$2,050
FMM	$1,139	$1,118	$1,121
Wait Times	$0	$0	$0
FMM Deferral (Base and Wait Times)	$79	$79	$79
2003 Medical Equipment ($200 million)	$16	$16	$16
FMM Capital Equipment Funding	$7	$7	$7
Human Papillomavirus Immunization Trust	$14	$14	$14
Patient Wait Times Guarantee Trust	$28	$28	$28
CST	$1,407	$1,382	$1,385
Prior-year adjustments	$0	-$6	$2
Other federal contributions	$1,015	$1,199	$1,217
Components of revenue
Consolidated revenue fund	$154	$154	$163
Recovery to vote (All ministries)	$298	$511	$518
Crown corporations and agencies	$153	$151	$152
Other service delivery agencies	$410	$383	$384
Service delivery agency direct revenue	$4,818	$4,832	$4,773
School districts	$518	$554	$514
Universities	$1,851	$1,767	$1,956
Colleges, university colleges and institutes	$554	$580	$392
Health authorities and hospital societies	$646	$687	$685
BC Transportation Financing Authority	$490	$472	$457
Other service delivery agencies	$759	$772	$769
Commercial Crown corporation net income	$2,680	$2,725	$2,697
BC Hydro	$358	$361	$359
reservoir water inflows	100%	103%	100%	+/-1% in hydro generation
				= +/-$30 million
mean gas price	7.55	9.84	8.52	+/-10% = -/+$25 million
(Sumas, $US/MMbtu - BC Hydro forecast based on NYMEX forward selling prices)
electricity prices	59.72	74.00	59.73	+/-$1 MWh in electricity trade
(Mid-C, $US/MWh)				margins = +/-$40 million
assumed rate increases:
- base rate	6.56%	5.96%	6.56%
- rate rider	0.50%	0.50%	0.50%

The assumed rate increase reflects BC Hydro’s latest filing with respect to its revenue requirements application, which is currently under review by the BCUC. The outcome of the review will determine BCUC’s decision on an actual rate increase.

ICBC	$272	$328	$313
vehicle growth	+2.6%	+2.8%	+2.2%	+/-1% = +/-$36 million
claims cost trend	+4.6%	+4.2%	+1.3%	+/-1% = -/+$27 million
investment return	4.8%	5.0%	2.9%	+/-1% return = +/-$97 million
loss ratio	87.0%	85.0%	80.2%

Second Quarterly Report 2008/09

Updated Financial Forecast	21

Table 1.12 2008/09 Material Assumptions – Expense

		1st Quarter	2nd Quarter
($ millions unless otherwise specified)	Budget (1)	Forecast (1)	Forecast (1)	Sensitivities
Advanced Education and Labour Market Development	2,206	2,206	2,206	The number of student spaces may vary depending on the
Student spaces in public institutions (2) (# of FTEs)	200,642	200,642	200,642	financial and other policies of post secondary institutions.

Attorney General	546	546	546	The number of recommended
New cases filed/processed (# for all courts)	295,000	295,000	295,000	criminal cases brought forward by the various police
				departments, resulting in charges being laid by the Crown, the number of civil litigation cases, the number of traffic fines disputed and the number of family cases.

Crown Proceeding Act (CPA)	25	25	25	The number and size of litigation brought against the province, as well as the effectiveness of mitigation strategies and legal defence.

Children and Family Development	1,326	1,326	1,326	A 1% increase in the cost per
Average children-in-care caseload (#)	9,100	9,100	9,100	case or a 1% increase in the
Average annual residential cost per child in care ($)	29,200	29,200	29,200	average caseload will affect expenditures by approximately
				$2.7 million.
Education	5,313	5,313	5,313
Student Enrolment (# of FTEs)	555,833	555,833	555,833
Forests and Range	806	746	770
Direct Fire Fighting	56	56	80	Over the past 10 years, fire fighting costs have ranged from a low of $19 million in 1997 to a high of $372 million in 2003. Active fires in 2008 extended into September.

BC Timber Sales	219	159	159

Targets can be impacted by changes to actual inventory costs incurred. There is a lag of approximately 2 years between when inventory costs are incurred and when they are expensed. Volume harvested can also impact targets. For example, if volume harvested is less than projected in any year then capitalized expenses will also be reduced in that year.

Health Services	13,530	13,530	13,530
Additional health authority funding	—	120	120
Pharmacare	1,055	1,055	1,055	A 1% change in utilization or
Demand/cost growth (per cent change)	3.7%	3.7%	3.7%	drug prices affects costs by
				approximately $10 million.

Medical Services Plan (MSP)	3,190	3,190	3,190	A 1% increase in volume of services provided by fee-for-service physicians affects costs by approximately $20 million.

Regional Health Sector funding	8,623	8,743	8,743

(1)	The 2008/09 budget estimate and updated forecast have been restated to reflect government’s current organization and accounting policies.
(2)	Beginning in 2008/09 the student space forecasts include apprentice training FTEs delivered by the Industry Training Authority.

Second Quarterly Report 2008/09

22	Updated Financial Forecast

Table 1.12 2008/09 Material Assumptions – Expense (continued)

		1st Quarter	2nd Quarter
($ millions unless otherwise specified)	Budget (1)	Forecast (1)	Forecast (1)	Sensitivities
Housing and Social Development	2,665	2,665	2,665	The expected to work caseload
Temporary Assistance annual average caseload (#)	41,840	41,840	40,139

is sensitive to fluctuations in economic and employment trends in the service sector. A 1% change in the Temporary Assistance annual average caseload or average cost per case will affect expenditures by approximately $3 million annually.

Disability Assistance annual average caseload (#)	67,190	67,190	67,651

The caseload for persons with disabilities is sensitive to the aging of the population and longer life expectancy for individuals with disabilities and significant health issues. A 1% change in the Disability Assistance annual average caseload or average cost per case will affect expenditures by approximately $7 million annually.

Total annual average caseload (#)	109,030	109,030	107,790	The average cost per case is sensitive to the composition of
				the caseload, and reported income. A 1% change in the annual caseload or average cost per case will affect expenditures by approximately $10 million annually.

Adult Community Living (3):
Residential Services:				The adult community living
Average caseload (#)	5,469	5,469	5,232	caseload is sensitive to the
Average cost per client ($)	68,200	68,200	67,800	pressures of an aging
Day Programs:				population. A 1% increase in
Average caseload (#)	11,113	11,113	11,733	the adult caseload will increase
Average cost per client ($)	19,200	19,200	18,900	expenditures by approximately
				$2.6 million.

Public Safety and Solicitor General	625	625	625	The volume and severity of criminal activity and the number of inmate beds occupied.
Emergency Program Act (EPA)	16	16	16	The number and severity of natural disasters.

Management of Public Funds and Debt	1,262	1,173	1,172	Full year impact on MoPD on
Interest rates for new provincial borrowing:				interest costs of a 1% change in
Short-term	4.30%	2.92%	2.35%	interest rates equals $18
Long-term	5.04%	4.49%	4.38%	million; $100 million increase
CDN/US exchange rate (cents)	100.1	100.8	106.4	in debt level equals $2 million.

Service delivery agency net spending	4,398	4,422	4,387
School districts	410	410	410
Universities	1,691	1,677	1,869
Colleges, university colleges and institutes	563	577	383
Health authorities and hospital societies	619	638	629
BC Transportation Financing Authority	646	658	640
Other service delivery agencies	469	462	456

(1)	The 2008/09 budget estimate and updated forecast have been restated to reflect government’s current organization and accounting policies.
(3)	The 2008/09 assumptions for Adult Community Living have been restated to reflect a change in the reporting system for residential versus non-residential services.

Second Quarterly Report 2008/09

Updated Financial Forecast	23

Table 1.13 2008/09 Full-Time Equivalents (FTEs) (1)

	2008/09			Actual
FTEs	Budget	Forecast	Variance	2007/08
Ministries and special offices (consolidated revenue fund)	31,830	31,830	—	30,224
Service delivery agencies (2)	4,265	4,265	—	4,128
Total FTEs	36,095	36,095	—	34,352

(1)       Full-time equivalents (FTEs) are a measure of staff employment.  FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period.  This does not equate to the physical number of employees.  For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.

(2)       Service delivery agencies FTE amounts do not include SUCH sector staff employment.

Table 1.14 2008/09 Capital Spending

	Year-to-Date to September 30				Full Year
	2008/09			Actual	2008/09			Actual
($ millions)	Budget	Actual	Variance	2007/08	Budget	Forecast	Variance	2007/08
Taxpayer-supported
Education
Schools (K–12)	110	215	105	205	441	460	19	380
Post-secondary	353	288	(65)	422	706	749	43	782
Health	251	252	1	251	924	1,018	94	881
BC Transportation Financing Authority	442	487	45	479	884	1,089	205	884
Vancouver Convention Centre expansion project	171	140	(31)	113	288	259	(29)	251
Government operating (ministries)	117	83	(34)	87	286	286	—	335
Other (1)	65	83	18	69	130	141	11	159
Capital spending contingencies	—	—	—	—	200	200	—	—
Total taxpayer-supported	1,509	1,548	39	1,626	3,859	4,202	343	3,672
Self-supported
BC Hydro	910	654	(256)	498	1,663	1,663	—	1,072
BC Transmission Corporation	8	7	(1)	42	21	18	(3)	70
Columbia River power projects (2)	9	16	7	6	19	38	19	29
BC Rail	15	3	(12)	12	30	30	—	20
ICBC	11	10	(1)	8	30	25	(5)	23
BC Lotteries	31	26	(5)	21	124	112	(12)	60
Liquor Distribution Branch	10	3	(7)	4	20	19	(1)	18
Total self-supported	994	719	(275)	591	1,907	1,905	(2)	1,292
Total capital spending	2,503	2,267	(236)	2,217	5,766	6,107	341	4,964

(1)          Includes BC Housing Management Commission, Provincial Rental Housing Corporation, Rapid Transit Project 2000, BC Transit and other service delivery agencies.

(2)        Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

Second Quarterly Report 2008/09

24	Updated Financial Forecast

Table 1.15  Capital Expenditure Projects Greater Than $50 million (1)

Note: Information in bold type denotes changes from the first Quarterly Report .

	Projected		Total Costs	Projected	Total	Project Financing
	Completion		to	Costs to	Capital	Internal/	Federal	Other
($ millions)	Date		Sept. 30, 2008	Complete	Costs	Debt	Government	Contributions

Post secondary facilities
University of Victoria
– Science building	Spring 2009		62	5	67	57	—	10
University of British Columbia
– Marine Drive student housing	Spring 2009		84	19	103	103	—	—
Vancouver City College
– Broadway (King Edward) Campus expansion	Winter 2008		48	8	56	45	—	11
Total post-secondary facilities			194	32	226	205	—	21
Health facilities
Abbotsford Regional Hospital and Cancer Centre
– Government direct cost	Summer 2008		12	14	26	26	—	—
– P3 contract	Summer 2008		441	8	449	378	—	71
Surrey Outpatient Facility(2)
– Government direct cost	Spring 2011		5	62	67	67	—	—
– P3 contract	Spring 2011		32	140	172	172	—	—
Victoria Royal Jubilee Hospital inpatient facility
– Government direct cost	Winter 2011		24	124	148	21	—	127
– P3 contract	Winter 2011		15	186	201	201	—	—
Fort St. John Hospital replacement (2)	Winter 2011		2	299	301	203	—	98
Expansions to Kelowna General and Vernon Jubilee
Hospitals
– Government direct cost	Fall 2012		17	258	275	26	—	249
– P3 contract	Fall 2012		5	153	158	158	—	—
Northern Cancer Centre (2)	Winter 2012		—	100	100	100	—	—
Total health facilities			553	1,344	1,897	1,352	—	545
Transportation
Pitt River Bridge	Winter 2009		140	58	198	108	90	—
Sea-to-Sky Highway
– Government direct cost	Fall 2009		179	55	234	234	—	—
– P3 contract	Fall 2009		452	109	561	561	—	—
William R. Bennett Bridge
– P3 contract	Spring 2008	(3)	179	6	185	185	—	—
Total transportation			950	228	1,178	1,088	90	—
Power generation and transmission
BC Hydro
– Mica Dam – generator stator replacement	Spring 2010		85	12	97	97	—	—
– Peace Canyon Dam – generator stator replacement and rotor modification	Fall 2009		52	34	86	86	—	—
– Coquitlam Dam seismic upgrade	Fall 2008		64	2	66	66	—	—
– Aberfeldie redevelopment	Fall 2008		76	19	95	95	—	—
– GM Shrum G1–G4 stator replacement	Fall 2010		43	54	97	97	—	—
– Peace Canyon G1–G4 turbine overhaul	Fall 2009		30	25	55	55	—	—
– Revelstoke Unit 5 generation (4)	Fall 2011		80	270	350	350	—	—
– Vancouver Island transmission reinforcement (5)	Fall 2008		203	95	298	298	—	—
– Mission and Matsqui transmission and distribution (5)	Fall 2008		44	12	56	56	—	—
– Interior to Lower Mainland transmission line (5)	Fall 2014		21	581	602	602	—	—
– Central Vancouver Island transmission line (5)	Fall 2010		2	92	94	94	—	—
BC Transmission Corporation
– System control centre modernization	Spring 2008	(6)	125	4	129	129	—	—
Brilliant Expansion Power Corporation
– Brilliant Dam power expansion	Fall 2008		226	9	235	235	—	—
Total power generation and transmission			1,051	1,209	2,260	2,260	—	—
Other
Vancouver Convention Centre expansion project	Summer 2009		684	199	883	541	222	120
BC Place – (Phase 1) refurbishments	Winter 2009		8	57	65	65	—	—
Total other			692	256	948	606	222	120

(1)

Only projects that have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may include projects that still require final approval. Capital costs reflect current government accounting policy.

(2)	Figures shown for the Fort St. John Hospital, and Northern Cancer Centre projects are based on preliminary Treasury Board approvals. These amounts will change after P3 contracts are finalized.
(3)	The William R. Bennett Bridge was opened for traffic in May 2008. Decommissioning of the old bridge is forecast to be complete in March 2009.
(4)	Total costs for Revelstoke Unit 5 range from $280 million to $350 million with forecast completion in 2010/11 or 2011/12, depending on the project’s final scope.
(5)	Assets are owned by BC Hydro and managed by BC Transmission Corporation.
(6)	The system control centre was substantially complete and put into service in March 2008.

Second Quarterly Report 2008/09

Updated Financial Forecast	25

Table 1.16  2008/09 Provincial Debt (1)

	Year-to-Date to September 30				Full Year
	2008/09			Actual	2008/09			Actual
($ millions)	Budget	Actual	Variance	2007/08	Budget	Forecast	Variance	2007/08
Taxpayer-supported debt
Provincial government operating	7,827	6,544	(1,283)	8,742	7,408	6,337	(1,071)	8,264
Other taxpayer-supported debt (mainly capital)
Education (2)
Schools	5,097	4,997	(100)	4,800	5,235	5,213	(22)	4,906
Post-secondary institutions	3,425	3,360	(65)	2,993	3,520	3,508	(12)	3,314
	8,522	8,357	(165)	7,793	8,755	8,721	(34)	8,220
Health (2)	3,663	3,395	(268)	2,914	3,945	3,894	(51)	3,345
Highways and public transit
BC Transportation Financing Authority	4,405	4,149	(256)	3,669	4,722	4,770	48	3,948
Public transit	931	924	(7)	913	950	933	(17)	897
SkyTrain extension	1,153	1,153	—	1,153	1,153	1,153	—	1,153
BC Transit	90	82	(8)	92	91	114	23	84
	6,579	6,308	(271)	5,827	6,916	6,970	54	6,082
Other
Social housing (3)	212	258	46	220	211	210	(1)	218
Homeowner Protection Office	153	145	(8)	112	173	174	1	132
Other (4)	310	348	38	273	333	378	45	318
	675	751	76	605	717	762	45	668
Total other taxpayer-supported	19,439	18,811	(628)	17,139	20,333	20,347	14	18,315
Total taxpayer-supported debt	27,266	25,355	(1,911)	25,881	27,741	26,684	(1,057)	26,579
Self-supported debt
Commercial Crown corporations
BC Hydro	8,124	8,443	319	7,656	8,876	8,879	3	7,633
BC Transmission Corporation	87	80	(7)	77	79	73	(6)	86
Columbia River power projects (5)	232	214	(18)	230	241	207	(34)	219
Liquor Distribution Branch	2	2	—	3	1	1	—	2
Post-secondary institutions’ subsidiaries	53	108	55	53	53	108	55	108
	8,498	8,847	349	8,019	9,250	9,268	18	8,048
Warehouse borrowing program	—	299	299	354	—	—	—	—
Total self-supported debt	8,498	9,146	648	8,373	9,250	9,268	18	8,048
Forecast allowance	—	—	—	—	750	500	(250)	—
Total provincial debt	35,764	34,501	(1,263)	34,254	37,741	36,452	(1,289)	34,627

(1)

Debt is after deduction of sinking funds and unamortized discounts, and excludes accrued interest. Government direct and fiscal agency accrued interest is reported in the government’s accounts as an accounts payable.

(2)

Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH), and debt directly incurred by these entities.

(3)	Includes the BC Housing Management Commission and the Provincial Rental Housing Corporation.
(4)

Includes debt of other taxpayer-supported Crown corporations and agencies and fiscal agency loans to local governments. Also includes student loan guarantees, loan guarantees to agricultural producers, guarantees under economic development and home mortgage assistance programs, and loan  guarantee provisions.

(5)	Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

Second Quarterly Report 2008/09

26	Updated Financial Forecast

Table  1.17 2008/09 Statement of Financial Position

	Actual	Year-to-Date	Forecast
	March 31,	September 30,	March 31,
($millions)	2008	2008	2009
Financial assets
Cash and temporary investments	5,951	7,537	5,645
Other financial assets	8,233	7,882	8,464
Sinking funds	2,649	2,101	2,101
Investments in commercial Crown corporations:
Retained earnings	5,090	5,279	5,265
Recoverable capital loans	7,719	8,525	8,934
	12,809	13,804	14,199
	29,642	31,324	30,409
Liabilities
Accounts payable and accrued liabilities	7,955	6,781	7,795
Deferred revenue	7,218	9,779	9,350
Debt:
Taxpayer-supported debt	26,579	25,355	26,684
Self-supported debt	8,048	9,146	9,268
Forecast allowance	—	—	500
Total provincial debt	34,627	34,501	36,452
Add: debt offset by sinking funds	2,649	2,101	2,101
Less : guarantees and non-guaranteed debt	(442)	(435)	(445)
Financial statement debt	36,834	36,167	38,108
	52,007	52,727	55,253
Net liabilities	(22,365)	(21,403)	(24,844)
Capital and other non-financial assets
Tangible capital assets	28,851	29,533	31,349
Other non-financial assets	801	833	787
	29,652	30,366	32,136
Accumulated surplus (deficit)	7,287	8,963	7,292

Changes in Financial Position

	Year-to-Date	Forecast
	September 30,	March 31,
($ millions)	2008	2009

(Surplus) deficit for the year	(2,068)	(450)
Comprehensive income (increase) decrease	392	445
(Increase) decrease in accumulated surplus	(1,676)	(5)
Capital and other non-financial asset changes:
Increase in taxpayer-supported capital investments	1,548	4,202
Less: amortization and other accounting changes	(866)	(1,704)
Change in net capital assets	682	2,498
Increase (decrease) in other non-financial assets	32	(14)
	714	2,484
Increase (decrease) in net liabilities	(962)	2,479
Investment and working capital changes:
Increase (reduction) in cash and temporary investments	1,586	(306)
Increase in total investment in commercial Crown corporations:
Increase (decrease) in retained earnings	189	175
Self-supported capital investments	719	1,905
Less: loan repayments and other accounting changes	87	(690)
	995	1,390
Other working capital changes	(2,286)	(2,289)
	295	(1,205)
Increase (decrease) in financial statement debt	(667)	1,274
(Increase) decrease in sinking fund debt	548	548
Increase (decrease) in guarantees and non-guaranteed debt	(7)	3
Increase (decrease) in total provincial debt	(126)	1,825

Second Quarterly Report 2008/09

PART TWO — ECONOMIC REVIEW AND OUTLOOK (1)

2008/09 Second Quarterly Report	November 24, 2008

Summary

•             The private sector outlook for BC in 2008 and 2009 has been weakening throughout the year. Recent estimates from six private sector forecasters now project BC’s annual real GDP growth at 1.4 per cent in 2008 and 1.3 per cent in 2009.

•             Risks to BC’s economic outlook include a prolonged US recession,  continued turmoil in global financial markets, slower global demand for BC products, volatile commodity prices and further moderation of domestic demand in BC.

•             In preparation for Budget 2009, the Minister of Finance will meet with members of the independent Economic Forecast Council on December 5, 2008 to obtain their views on the economic outlook. A revised five year economic forecast will then be developed for Budget 2009, to be released February 17, 2009.

Comparison to private sector forecasts

Chart 2.1   Private sector BC economic forecasts for 2009 revised downward

Sources: Bank of Montreal, TD Bank, Scotiabank, RBC, Conference Board, Global Insight

Private sector forecasters have downgraded their outlooks significantly for BC in 2008 and 2009 since the first Quarterly Report was released on September 12, 2008. At that time, the average of six private sector forecasts for BC’s real GDP growth was 2.1 per cent for 2008 and 2.8 per cent for 2009.

Private sector forecasters are now expecting BC’s economic growth in 2008 to be much lower than their previous projections. This is due primarily to rapidly slowing demand from the severely weakened US economy combined with moderating domestic demand. As of November 14, 2008, the average of the same six private sector forecasts was 1.4 per cent for 2008, and 1.3 per cent for 2009. Although it has fallen over the last few months, the average private sector outlook for BC in 2008 and 2009 is more optimistic than for Canada as a whole.

(1)  Reflects information available as of November 14, 2008.

Second Quarterly Report 2008/09

28	Economic Review and Outlook

Central 1 Credit Union, a group that primarily focuses on forecasting the BC economy, also dropped its forecast for 2009 BC real GDP growth. Central 1 lowered its 2009 forecast on October 22 to 0.5 per cent from the 1.8 per cent forecast on August 1.

Considerable variation exists among outlooks for Canada’s regional economies (see Chart 2.2), as private sector forecasters expect western Canada to perform much better than the central and eastern provinces. This is particularly apparent for Ontario and Quebec, which have been hit hard by the US economic downturn and its effect on demand for products manufactured in these provinces.

Chart 2.2   Comparison of provincial forecasts

Sources: BMO, TD, Scotiabank, RBC, Conference Board, Global Insight

Recent Economic Developments

Indicators of economic performance so far in 2008 confirm that British Columbia is experiencing slower growth in its domestic sector this year,  combined with continued weakness in its trade sector. The six major indicators in Table 2.1 outline BC’s economic performance in the first nine months of 2008 compared to the same period a year ago.

Table 2.1             British Columbia Economic Indicators

			Year-to-Date
	Apr. to Jun. 2008	Jul. to Sep. 2008	Jan. to Sep. 2008
	change from	change from	change from
All data seasonally adjusted	Jan. to Mar. 2008	Apr. to Jun. 2008	Jan. to Sep. 2007
	Per cent change
Employment	+0.5	+0.1	+2.6
Manufacturing shipments	+0.3	-0.1	-6.7
Exports	+15.1	+3.2	+1.7
Retail sales (1)	+0.1	-0.5	+2.6
Housing starts	-4.3	-4.2	-0.8
Non-residential building permits	+102.9	-34.2	-9.3

(1) Data to August

Second Quarterly Report 2008/09

Economic Review and Outlook	29

Employment has grown 2.6 per cent year-to-date to September, relative to the first nine months of 2007. Despite slowing growth over the last three quarters, this places BC second in job growth among Canadian provinces for the period, behind only Alberta.

Manufacturing shipments have continued their decline year-to-date to September, falling 6.7 per cent compared to the first nine months of 2007.  The plummeting value of shipments of wood products, which has dropped 16.4 per cent year-to-date to September, has been a major driver behind this decline. The US housing sector is unlikely to recover from its recent collapse anytime soon, suggesting that falling demand for shipments of wood products will continue well into 2009.

Exports from BC, however, have grown slightly, by 1.7 per cent year-to-date to September, compared to the same period a year ago. The small increase in exports so far in 2008 places it eighth out of ten provinces. The high Canadian dollar (for the majority of the year), slowing demand from the US and falling lumber prices have all contributed to slowing growth in forestry exports compared to recent years. Overall growth in exports through 2008 has been buoyed by very strong gains in energy exports, which have in turn been driven by high energy prices through the middle of the year. With the sharp slowdown in the US economy and the recent downward trend in energy prices, it is growing increasingly likely that BC’s export market will weaken into 2009.

Retail sales, which helped drive the strong growth in BC’s domestic sector during recent years, have slowed through the first eight months of 2008.  Year-to-date to August, retail sales increased 2.6 per cent compared to the same period a year ago. Although overall sales continue to grow, their slowing rate of increase reflects waning consumer confidence among British Columbians (see Chart 2.3). This fall in consumer confidence suggests that British Columbians will be putting off spending for the time being, and that the retail sector is unlikely to resume the strong growth of recent years in 2009.

Chart   2.3   Consumer confidence in BC and Canada waning

Source: Conference Board of Canada

Second Quarterly Report 2008/09

30	Economic Review and Outlook

Moderation in BC’s domestic sector is also evident in housing start data.  Housing starts have fallen by 0.8 per cent year-to-date to September, relative to the same period in 2007. Further, non residential building permits have fallen year-to-date to September 2008, dropping 9.3 per cent compared to the first nine months of 2007. Declines occurred among all categories of non-residential permits, including a 19.0 per cent drop in institutional permits and an 8.6 per cent fall in industrial permits. However, total non-residential building permits are an extremely volatile series, as shown by their 102.9 per cent increase in the April to June quarter followed by a 34.2 per cent drop in the July to September quarter.

External environment

United States

In recent months, the United States has experienced a period of monumental financial turmoil. The collapse of the US housing market – and the unraveling of complex financial instruments that helped to drive the housing surge in recent years – has plunged the US financial system into a crisis that frequently draws comparisons to the Great Depression. Large daily stock market swings, equity losses in the trillions of dollars, frozen credit markets and the fall of several large and long-standing financial institutions have left the US economy faced with the prospect of a severe and possibly prolonged recession. Due to the globalized nature of the US financial system, shockwaves from this crisis have been felt around the world, causing financial, industrial and employment losses in many national economies.

The US financial downturn has wreaked havoc on American stock markets.  Since the onset of the most recent crisis period in early September, the Dow Jones Industrial Average has lost about 3,000 points, which represents over 25 per cent of its value. At the same time, major banks and financial corporations have lost hundreds of billions of dollars following a sustained period of subprime mortgage lending. Subsequently, these lending institutions have reduced the availability of credit and increased the cost to borrowers of accessing credit by raising interest rates. The lending drought means consumers are having a harder time borrowing money to buy houses, cars and appliances, and businesses that regularly operate with borrowed funds to pay workers or buy materials are having difficulty paying regular expenses.

US policymakers have made several attempts to slow the financial fallout, by lowering the key interest rate (which currently sits at 1.0 per cent), issuing tax rebate cheques to all US citizens in order to boost spending, purchasing a substantial amount of toxic assets from financial institutions, and even taking partial ownership in some major banks. So far, it is unclear to what extent these measures have had on the US financial situation.

In the US, real GDP fell 0.3 per cent on an annualized basis in the July to September quarter of this year, following a 2.8 per cent increase in the April to June quarter (likely fuelled by the economic stimulus cheques issued during this time). The July to September decline in GDP was driven by a 3.1 per cent annualized quarter-over-quarter drop in personal consumption – the first time personal consumption has fallen since 1991. Many private sector

Second Quarterly Report 2008/09

Economic Review and Outlook	31

analysts suggest that the sharp economic slowdown in the US will last well into 2009, as the financial crisis continues to restrict the flow of credit through the economy and leads consumers and businesses to cut back on spending.  Other drags on growth include mounting job losses and slowing global economic activity.

Chart 2.4  US housing starts lowest since early 1990s

Source: Census Bureau

The rapid decline of the US housing market has accelerated since the first Quarterly Report, and is far more dramatic than most private sector analysts had anticipated earlier in the year. US housing starts fell by 29.8 per cent to average 985,000 annualized units in the first nine months of 2008, compared to the same period a year ago—with many analysts predicting further deterioration. With slower demand for new homes due to job losses,  rapidly deteriorating prices for new and existing homes, declining consumer confidence and greater difficulty for mortgage borrowers trying to obtain credit, the bottoming-out of the current US housing slump may not occur until well into 2009.

Chart 2.5   US loses 1.2 million jobs so far in 2008

Source: Bureau of Labor Statistics

Second Quarterly Report 2008/09

32	Economic Review and Outlook

The US labour market, a lagging indicator of economic activity, remained bleak through October. Employment has declined for ten consecutive months and fell by 240,000 jobs in October, following 284,000 job losses in September.  So far in 2008, the US economy has shed nearly 1.2 million jobs, with about half the decline coming in the last three months as businesses make deep cuts to costs in response to declining demand and tighter credit conditions (see Chart 2.5). The unemployment rate climbed by 0.4 percentage points in October to reach 6.5 per cent, the highest it has been in over 14 years.  With the continuing release of other poor US economic data each week, many analysts believe that employment will continue to decline as the economic slump worsens.

US consumer confidence has also taken a big hit in recent months, as the US Conference Board Consumer Confidence Index fell again in October.  The decline of 23.4 index points to 38.0 is the third largest in the history of the series, and the index now sits 5.2 points lower than its previous lowest level on record, dating back to 1974. Driving this plunge is the growing fear of job and income losses brought on by recent turmoil in financial markets. Other factors include falling house prices, high food price inflation, reduced credit availability, stretched household finances and growing talk of a US recession.

Looking forward, the US financial downturn, the collapse of the US housing market, dismal employment numbers and other bleak economic data releases in recent months have led private sector economists to downgrade their expectations significantly for 2008 US real GDP growth since the start of the year. As a result, the Consensus Economics average for growth in 2008 has declined from a high of 2.0 per cent in January to 1.4 per cent in November.

Estimates for 2009 US real GDP have also plummeted from earlier this year,  dropping from a 2.7 per cent increase in the January Consensus survey to a 0.6 per cent decline in November. The November estimate for the US crept into negative territory following the release of third quarter US GDP figures and poor US labour market data from October.

Chart 2.6 US outlook for 2009 downgraded to -0.6 per cent in November

Source: Consensus Economics

The chart above represents forecasts for real GDP growth in 2009 as polled on specific dates. For example, forecasters surveyed on November 10, 2008 had an average 2009 US growth forecast of -0.6 per cent, while on January 14, 2008 they forecast 2009 US growth at 2.7 per cent.

Second Quarterly Report 2008/09

Economic Review and Outlook	33

In the first Quarterly Report, the Ministry of Finance assumed US real GDP growth of 1.4 per cent in 2008 and 1.0 per cent in 2009, compared to the August Consensus estimate of 1.6 per cent in 2008 and 1.4 per cent in 2009.  These prudent assumptions were slightly lower than the Consensus survey average at the time. They remain equal to current Consensus expectations for 2008, but are much higher than current expectations for 2009. Based on the ongoing deterioration of the US economic outlook, along with feedback from the Economic Forecast Council in early December, the Ministry of Finance will be reviewing its forecast assumptions based on more recent economic conditions for its Budget 2009 forecast.

Canada

While Canada has not been affected as negatively as some other countries in terms of access to credit, it has not gone unscathed. Business lending in Canada has seen no growth since March and with the recent rise in mortgage rates, household borrowing is also becoming more expensive. The Bank of Canada has been injecting additional liquidity into Canadian short-term money markets in order to improve the flow of credit, which has been restricted in recent weeks. Canada’s broad trade and financial ties, primarily with the US, have left many of its domestic growth engines steadily losing momentum.  An increasing number of indicators (stock market losses, some commodity and currency softness, retrenchment in manufacturing, and moderating retail and housing activity) highlight the economic challenges facing Canada in the coming months.

Canadian real GDP grew by 0.3 per cent, on an annualized basis, in the April to June quarter of 2008, following a 0.8 per cent reduction in the January to March quarter. The April to June increase in real GDP was driven primarily by final domestic demand, which grew 0.5 per cent, while foreign demand for Canadian goods and services registered its fourth consecutive quarterly decline.

The outlook for the Canadian economy has fallen throughout 2008, as the November Consensus survey reported 2008 Canadian real GDP growth expectations to be 0.6 per cent, down from 2.1 per cent in January.  The Consensus outlook for 2009 has also weakened considerably, with its November estimate for 2009 real GDP growth at 0.5 per cent compared to 2.5 per cent reported in the January survey (see Chart 2.7).

Like the US, Canada’s housing market declined in 2008, though not nearly as dramatically. Canadian housing starts have fallen by 4.7 per cent year-to-date to October 2008, while residential building permits – a precursor to new residential building activity – fell 4.0 per cent year-to-date to September. Data from the July to September quarter suggest further declines ahead, as housing starts fell 4.4 per cent from the previous quarter and residential building permits fell 6.7 per cent.

Second Quarterly Report 2008/09

34	Economic Review and Outlook

Chart 2.7   Consensus outlook for Canada also downgraded

Forecast annual per cent

Change in Canadian real GDP, 2009

2008

Source: Consensus Economics

The chart above represents forecasts for real GDP growth in 2009 as polled on specific dates.  For example. forecasters surveyed on November 10, 2008 had an average 2009 Canadian forecast of 0.5 per cent, while on January 14, 2008 they forecast 2009 Canadian growth at 2.5 per cent

Canada’s domestic economy appears to be holding its ground somewhat against the economic downturn in the US. Consumer spending in Canada has grown steadily this year, with retail sales up 4.7 per cent through the first eight months of 2008 compared to the same period a year ago. Employment in Canada also continues to make gains, growing 1.8 per cent over the January to October period relative to the same period a year ago, an increase of 295,000 jobs. However, the July to September quarter saw a 0.1 per cent decrease in national employment from the April to June quarter. The national unemployment rate was 6.2 per cent in October, and has averaged 6.0 per cent year-to-date. This is slightly lower than the 6.1 per cent average unemployment rate over the first ten months of 2007.

Meanwhile, the Canadian trade sector has also held its ground in the wake of declining US demand and a high Canadian dollar for most of the year.  The value of Canadian merchandise exports increased 1.3 per cent in September (month-over-month), and has grown 7.8 per cent through the first nine months of 2008 compared to the same period last year. Weakness in Canada’s wood exports so far in 2008 was offset by very strong growth in energy exports, fuelled by surging oil prices through the middle months of the year. Excluding energy exports, the value of merchandise exports from Canada has declined 3.6 per cent year-to-date to September. With energy prices coming off the boil recently, it is likely that the value of Canadian energy exports will weaken going into the final quarter of 2008.

Canadian shipments of manufactured goods have also shown slight growth year-to-date to September, rising 0.6 per cent compared the first nine months of 2007. The recent drop in the value of the Canadian dollar will likely provide some relief to Canadian manufacturers weary of a high dollar limiting demand from American consumers. However, a US recession would put downward pressure on demand from the US for Canada’s manufactured goods.

Second Quarterly Report 2008/09

Economic Review and Outlook	35

Other economies

The outlook for Europe in 2008 and 2009 has also been downgraded significantly since the beginning of 2008, as European economies have been hit hard by the contagion emanating from the US financial crisis. The European Central Bank has followed the US by lowering interest rates and injecting cash into the financial system, but many analysts anticipate a recession to take hold of Europe in 2009. The November Consensus Economics survey forecast Euro zone real GDP to grow by 1.0 per cent in 2008 and then fall by 0.2 per cent in 2009. This represents a steep drop from January’s Consensus forecast of 1.8 per cent growth in 2008 and 2.0 per cent in 2009.

According to the November Consensus survey, the economic outlook for Japan in 2008 has also been revised downward since the start of this year. A steep decline in business confidence has hurt the Japanese economy, as firms have trimmed production and employees. This has, in turn, resulted in a rising national unemployment rate.  Consensus is now predicting Japanese real GDP to grow by 0.6 per cent in 2008, followed by a 0.1 per cent decline in 2009.  These estimates have fallen considerably from January’s Consensus forecast of 1.5 per cent growth in 2008 and 2.0 per cent in 2009.

Financial markets

Interest rates

The Bank of Canada has gradually dropped the overnight target rate, its key interest rate, throughout the year in efforts to stimulate growth in the face of a severe economic slowdown. The Bank began the year by dropping the overnight target rate from 4.25 per cent to 4.0 per cent in a surprise January announcement, and has continued to lower the rate to its current 2.25 per cent. In the most recent announcement on October 21, 2008, the Bank lowered the rate by 25 basis points, less than two weeks after it joined central banks around the world to cut its interest rate by 50 basis points.  The intensification of the global financial meltdown in the last few weeks was cited by the Bank as the most important factor behind the rate cut, as it attempts to keep liquidity flowing freely in Canada.

Chart 2.8  Central banks in Canada and the US cut interest rates

Sources: Bank of Canada, US Federal Reserve Bank.

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As of October 30, 2008, the private sector average forecast for Canadian 3-month Treasury bill interest rates was 2.4 per cent for 2008 and 1.9 per cent in 2009. This compares to the private sector averages in the first Quarterly Report of 2.7 per cent for 2008 and 3.2 per cent for 2009.

Table 2.2 Private Sector Canadian Three Month Treasury Bill Interest Rate Forecasts

Average annual interest rate (per cent)	2008	2009

Global Insight	2.2	1.8
CIBC	2.4	2.0
Bank of Montreal	2.5	2.3
Scotiabank	2.4	1.9
TD Economics	2.3	1.6
RBC Capital Markets	2.4	2.0
Average (as of October 30, 2008)	2.4	1.9
First Quarterly Report Forecast	2.7	3.2

The private sector average forecast for interest rates on 10-year government of Canada bonds as of October 30, 2008 was 3.7 per cent for 2008 and 3.8 per cent in 2009. At the time of the first Quarterly Report, the private sector average was 3.7 per cent for 2008 and slightly higher for 2009 at 4.1 per cent.

Table 2.3 Private Sector Canadian 10-year Government Bond Interest Rate Forecasts

Average annual interest rate (per cent)	2008	2009

Global Insight	3.7	3.8
CIBC	3.6	3.8
Bank of Montreal	3.6	3.7
Scotiabank	3.7	4.0
TD Economics	3.7	3.5
RBC Capital Markets	3.7	4.0
Average (as of October 30, 2008)	3.7	3.8
First Quarterly Report Forecast	3.7	4.1

The US Federal Reserve Board (Fed) lowered its key interest rate twice since the first Quarterly Report. The Fed dropped its target for the federal funds rate by 50 basis points to 1.5 per cent on October 8, and by a further 50 basis points to 1.0 per cent on October 29. The October 8 move came as an emergency measure in conjunction with several other major world economies, in a joint effort to combat a global economic slowdown.

The Fed funds rate is now at its lowest point in more than four years.  Following its October 29 meeting, the Fed cited falling consumer spending, weak business investment and slower global growth as reasons behind its latest rate cut. The Fed hopes that rate cuts, combined with recent moves to inject liquidity into the financial system, will lead to stronger economic growth over time.

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Exchange rate

The Canadian dollar began the year trading around par with the US dollar, and has maintained a fairly high value throughout most of the year, averaging 96.8 cents US in the first ten months of 2008, up from 91.9 cents US during the same period a year ago. However, the value of the loonie has recently experienced significant volatility, and fell as low as 77.3 cents US on October 28 before climbing to 87.0 cents US on November 4, and then dropping to 81.7 cents US on November 14.

Chart 2.9 Canadian dollar volatile in October

The recent drop in the dollar’s value can be mainly attributed to the recent plunge in commodity prices (on which much of the resource-rich Canadian economy is dependent) and the strengthening of the US dollar, as nervous investors flood to the perceived safety of US treasury bills and bonds in the wake of global financial crisis.

Private sector expectations for the Canadian dollar and commodity prices have declined significantly since the first Quarterly Report, as uncertainty over the Canadian economic outlook grows. Forecasters now expect the dollar to average 95.9 cents US in 2008, down from 99.3 cents US in the first Quarterly Report. For 2009, the private sector expects the dollar to average 89.7 cents US, a substantial drop from the 98.2 cents US at the time of the first Quarterly Report (see Table 2.4).

Table 2.4 Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/Can $ )	2008	2009
Global Insight	96.2	91.6
CIBC	96.2	91.7
Bank of Montreal	93.5	81.6
Scotiabank	96.0	90.0
TD Economics	96.6	94.9
RBC Capital Markets	96.8	88.6
Average (as of October 30, 2008)	95.9	89.7
First Quarterly Report forecast	99.3	98.2

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Commodity markets

Commodity markets have experienced substantial volatility so far in 2008, with the values of most commodities plunging in recent months. Lumber prices began the year at fairly low values, with western spruce-pine-fir (SPF) 2x4 prices averaging $204 US per thousand board feet in January. Prices recovered somewhat throughout the year, with monthly values reaching as high as $276 US per thousand board feet in August. However, prices fell again in September as the most recent round of volatility in US financial markets took its toll on US demand for wood products, hitting a recent low of $188 US per thousand board feet in the third week of October. For the first ten months of this year, lumber prices averaged $227 US, down 9.8 per cent compared to the same period a year ago.

Natural gas prices have also fluctuated significantly throughout 2008. After beginning the year at $5.86 C/GJ in January, natural gas reached a high of $9.34 C/GJ in June and then plunged to hit $5.40 C/GJ in October. Weaker demand due to the US economic downturn has contributed to the recent fall in natural gas prices.

No commodity has been more volatile than oil throughout 2008. The West Texas Intermediate oil price began the year at $99.64 US/barrel and then rocketed up to $145.31 US/bbl on July 3, 2008. Prices have since fallen sharply, due primarily to declining demand brought on by the global financial crisis. The price of oil averaged $109.54 US/barrel during the first ten months of 2008, but was $57.18 US/barrel as of November 14, 2008. With growing uncertainty over the direction of the global economy, oil prices are likely to remain volatile for some time.

Metal and mineral prices have seen positive growth on a year-to-date basis so far in 2008, but have been on a declining trend in recent months. For example, copper prices have appreciated 6.6 per cent year-to-date to October, averaging $3.48 US per pound, but have declined in five of the last six months (including a 29.7 per cent decline in October to reach $2.22 US per pound). Similar trends can be observed in the prices of other commodities such as gold, silver, lead and zinc.

British Columbia economic developments

British Columbia’s key economic indicators continued to show slowing year-to-date results in terms of retail sales and employment. Housing starts and non-residential building permits, which have been very strong in recent years, are also demonstrating signs of weakening as BC’s domestic economy slows. Manufacturing shipments have continued their declining trend from 2007, while merchandise exports have risen slightly on the strength of surging energy prices through most of 2008.

External trade

The value of British Columbia’s exports has grown slightly through the first nine months of 2008, despite slowing demand from the US as its economy slides toward recession. The total value of international merchandise exports from BC grew by 1.7 per cent year-to-date to September compared to the same period a year ago. Exports of BC’s forestry products fell by 19.9 per cent

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through the first nine months of 2008, reflecting both lower prices and slowing lumber production in the province. Faltering demand from the US – a result of its housing market fallout and the systemic economic downturn resulting from it – is a major contributor to the reduced value of lumber exports in 2008. Also providing downward pressure on the value of total exports this year was a decline in exports of machinery and equipment, which have fallen 10.1 per cent year-to-date to September compared to the same period in 2007. Exports of energy, however, have performed remarkably well year-to-date to September, rising 47.8 per cent on the strength of high energy prices through the middle months of the year. While the high value of energy exports in 2008 has offset much of the weakness from the forestry sector, the recent fall in energy prices will likely soften the total value of BC’s exports in the coming months.

Manufacturing shipments from BC, however, have declined 6.7 per cent year-to-date to September, compared to the same period in 2007. The major driver behind this decline is the falling value of shipments of wood products, which have dropped 16.4 per cent year-to-date. Again, slowing demand from the US, combined with a high dollar for most of the year, has provided downward pressure on shipments of wood products.

Labour market

BC saw modest employment growth through the first ten months of 2008, as 56,300 jobs were added, resulting in a 2.5 per cent increase over the same period the previous year. Recently, however, BC has seen month-over-month declines in employment, as the province lost 8,300 jobs in October after losing 5,700 jobs in September. BC’s job losses in October were the highest among provinces for the month. Meanwhile, the unemployment rate averaged 4.4 per cent year-to-date through the first ten months of 2008, but has increased in recent months. As of October, BC’s unemployment rate was 5.1 per cent. Sectors that have seen the largest job increases so far in 2008 are construction, education, transportation and warehousing, as well as the professional, scientific and technical sector. However, the construction and manufacturing sectors saw significant job losses in October.

Employment growth slowed during the July to September quarter, increasing just 0.1 per cent, or by just nearly 1,900 jobs compared to the previous quarter. Full-time employment continued to increase, adding approximately 3,000 jobs in the quarter, while part-time employment declined by about 1,200 jobs.

Demographic developments

BC’s population increased by 1.7 per cent in the April to June quarter of this year compared to the same period in 2007, a gain of 71,300 people. Net inter-provincial migration added 1,669 people to BC’s population in the April to June quarter of 2008, while net international migration added 9,988 people.

Alberta was the largest beneficiary of inter-provincial migration in recent quarters, adding 6,370 people from other provinces in the April to June quarter. As with BC and Saskatchewan, Alberta continues to attract individuals from the central and eastern provinces, putting pressure on other provincial labour markets.

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Domestic demand

Consumer spending and housing

Retail sales grew by 2.6 per cent through the first eight months of 2008 compared to the same period in 2007. Retail trade in BC is certainly coming off the surge it experienced in recent years, as year-over-year sales grew 7.2 per cent in 2006 and 6.7 per cent in 2007. While steady gains have been made in sales by gasoline stations, home electronics and appliance stores, home furnishing stores and building centres, sizeable declines have occurred in sales of new and used automobiles.

Housing starts in British Columbia are volatile and tend to fluctuate month-over-month. Overall, housing starts have declined year-to-date to October, averaging 37,230 units on an annualized basis through the first ten months of 2008 a decline of 3.4 per cent over the same period in 2007. Residential building permits, a precursor of new housing activity, have fallen 7.0 per cent year-to-date to September, with steady declines in recent quarters. This downward trend in permits suggests that housing starts will decline going forward.

Non residential building permits have fallen 9.3 per cent during the first nine months of 2008 compared to the same period the previous year. This overall decline was broad-based among subcategories, as sizeable losses occurred in the commercial, industrial and institutional and government sectors.

Although growth in permits continues to fall, there is still substantial investment in non residential construction in Vancouver leading up to the 2010 Olympics to complete venues, roads and other facilities in time for the Games. The rate of growth in construction costs has slowed somewhat year-to-date to September 2008, but still remains at 10.4 per cent compared to the same period in 2007 (see chart 2.10).

Chart 2.10 Non-residential construction prices in Vancouver

British Columbia economic outlook

In the first Quarterly Report, BC’s economy was forecast to grow by 1.7 per cent in 2008. This forecast was based on US growth assumptions for 2008 of 1.4 per cent, compared to the August Consensus Economics survey

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average of 1.6 per cent. Since then, the Consensus average for US growth in 2008 has crept down to 1.4 per cent, equal to the assumption made by the Ministry of Finance in the first Quarterly Report.

The Ministry of Finance’s first Quarterly Report forecast of 2.3 per cent growth for BC in 2009 was based on an assumption of US economic growth of 1.0 per cent in 2009, compared to the August Consensus survey average of 1.4 per cent. Unfortunately, the outlook for the US economy has deteriorated dramatically in recent months, leading Consensus forecasters to downgrade their US outlook in November to a 0.6 per cent reduction in real GDP in 2009. In preparation for Budget 2009, evolving views on the US economy from numerous sources will be assessed and incorporated to ensure that the Ministry of Finance’s economic forecast maintains its prudent assumptions.

In its first Quarterly Report, the Ministry of Finance assumed Canadian economic growth would be 0.9 per cent in 2008 and 1.6 per cent in 2009. These forecasts were slightly lower than the August Consensus survey average, which called for 1.1 per cent growth 2008 and 2.0 per cent growth in 2009. Currently, the November Consensus survey expects real GDP growth of 0.6 per cent and 0.5 per cent for 2008 and 2009, respectively. The impact of slowing US demand, moderating domestic demand and rapidly declining commodity prices will be incorporated into the Budget 2009 forecast.

Private sector economists continue to see BC’s economic growth in 2008 and 2009 as relatively strong among Canadian provinces, behind Saskatchewan, Manitoba and Alberta. The current average among six recent private sector forecasts, as of November 14, 2008, expects BC’s real GDP to grow by 1.4 per cent in 2008 and by 1.3 per cent in 2009. This compares to private sector averages of 2.1 per cent in 2008 and 2.8 per cent in 2009 at the time of the first Quarterly Report. In that report, the Ministry of Finance forecast BC’s economic growth to be 1.7 per cent in 2008 and 2.3 per cent in 2009.

The Minister of Finance will be meeting with members of the independent Economic Forecast Council on December 5, 2008 to obtain their views on the economic outlook for North America and British Columbia. An updated five-year economic forecast, incorporating their advice, will be developed for the February 17, 2009 budget.

Risks to the outlook

Risks to the British Columbia economic outlook are weighted heavily to the downside. These include:

•       a deep and prolonged US recession due to sustained fallout from the financial crisis;

•       continued turmoil in global financial markets; and

•       continued commodity price volatility.

These factors would all lead to a weakening of BC’s outlook through:

•       further moderation of domestic demand;

•       slower global demand for BC products; and

•       continued volatility in the value of the Canadian dollar.

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Provincial Economic Accounts Update

Provincial Economic Accounts

Statistics Canada released revised estimates of provincial GDP for 2004 to 2007 on November 6, 2008.

Economic growth in British Columbia for 2007 was revised down to 3.0 per cent from the preliminary estimate of 3.1 per cent released in April. Five provinces had their 2007 growth revised upwards from April’s preliminary estimates, while three provinces were revised down and two provinces were held constant (see Chart 1). British Columbia’s annual growth rate was fourth among provinces in 2007, and grew faster than Canada as a whole.

Chart 1 – 2007 real GDP growth revised up in five provinces

BC’s steady performance in 2007 was mainly due to healthy spending by consumers (up 5.2 per cent) and government (up 4.1 per cent) as well as government investment (up 8.8 per cent). At the same time, real exports declined by 0.3 per cent while real imports grew by 3.9 per cent.

Chart 2 – BC real GDP

Historical changes

Chart 2 shows the revisions to real GDP for BC from 2004 to 2007. Downward revisions to growth estimates were seen in all years except 2006. The most significant revision was to 2006, where the previous estimate of 3.3 per cent growth was revised up to 4.4 per cent.

Nominal GDP

Nominal GDP for British Columbia was revised upwards in 2004, 2006 and 2007, but slightly downwards in 2005. The revisions result in an increase of $2.31 billion (or 1.2 per cent) in the level of nominal GDP in 2007. While historical revisions to nominal GDP can sometimes create noticeable changes to government’s debt to GDP ratio, the latest revisions had a small impact, changing the taxpayer-supported debt to GDP ratio for 2007 / 08 from 14.0 per cent to 13.8 per cent.

Chart 3 – BC nominal GDP

Corporate profits growth was revised downwards in 2005 and 2007, and upwards in 2004 and 2006. The largest revision (in growth rate terms) was made to 2006 corporate profits, which were revised to 13.8 per cent growth, up 7.1 percentage points from the April estimate of 6.7 per cent.

Chart 4 – Corporate Profits

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